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                          LITIGATION SETTLEMENT OFFER

                                     AIMCO
                             AIMCO PROPERTIES, L.P.
                           C/O THE ALTMAN GROUP, INC.
                            1275 VALLEY BROOK AVENUE
                          LYNDHURST, NEW JERSEY 07071
                                 (800) 467-0821

                                                               December 18, 2003

Dear Limited Partner:

     On November 12, 2003, we commenced a Litigation Settlement Offer to acquire limited partnership units in your partnership, pursuant to a COURT APPROVED SETTLEMENT of the class action and derivative litigation entitled Rosalie Nuanes, et al. v. Insignia Financial Group, Inc., et al. and Dr. Warren Heller
v. Insignia Financial Group, Inc., et al., which certain limited partners brought on their own behalf and on behalf of limited partners in partnerships formerly managed by Insignia Financial Group, Inc., including yours.

     As set forth in the enclosed Revised Litigation Settlement Offer, information contained in the Litigation Settlement Offer previously mailed to you has been amended and supplemented, including the following:

     - The discussion regarding the fairness of the offer has been expanded.

     - The discussion regarding the independent appraisals of your partnership's property has been expanded.

     - The release and covenant not to sue provisions have been amended to exclude claims for violations of federal or state securities laws.

     - The conditions of the offer relating to a material adverse effect on your partnership or the value of units in your partnership has been clarified.

     - The offer is no longer conditioned on our having adequate cash balances and availability under our line of credit.

     - No units tendered in the offer will be subject to proration.

     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed Letter of Transmittal in accordance with the enclosed instructions and mail or deliver it and any other required documents to The Altman Group, Inc., which is acting as the Information Agent in connection with our offer, at the address set forth on the back cover of the enclosed Revised Litigation Settlement Offer. If you have already tendered your units, you need not do anything at this time. If you have already tendered and would like to withdraw any of your tendered units, you must comply with the requirements for exercising your withdrawal rights as set forth in the Revised Litigation Settlement Offer.

     We have also extended the expiration date of the offer to midnight, New York City time, on December 30, 2003, unless extended.

Final Offer

     This offer has been mandated by the Court Approved Settlement. We have no current plans to conduct future tender offers for units in your partnership. Thus, if you desire to sell your limited partnership units in order to achieve liquidity or for any other reason, you may desire to do so pursuant to this offer.
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No Recommendation

     You must make your own decision whether or not to participate in our offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. The general partner of your partnership, which is our affiliate, makes no recommendation as to whether you should tender or refrain from tendering your units. In addition, neither the court nor counsel for the parties in the class and derivative litigation make any recommendation regarding whether you should accept the offer.

     You are encouraged to carefully review the Revised Litigation Settlement Offer, the executive summary of the independent appraiser's report and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor before deciding whether or not to accept this offer.

     If you have any questions or require further information, please call the Information Agent, toll free, at (800) 467-0821.

                                          Very truly yours,

                                          AIMCO PROPERTIES, L.P.

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